			Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$220,218	$234,647	$253,455	$259,894	$273,283
Interest applicable to rentals	6,002	5,445	5,238	5,534	4,041

Total fixed charges, as defined	226,220	240,092	258,693	265,428	277,324

Preferred distributions, as defined (a)	12,638	12,638	12,672	9,325	—

Combined fixed charges and preferred distributions, as defined	$238,858	$252,730	$271,365	$274,753	$277,324

Earnings as defined:
Net Income	$440,058	$414,126	$446,022	$446,639	$622,047
Add:
Provision for income taxes:
Total Taxes (Benefit)	(76,306)	138,696	185,052	178,671	89,734
Fixed charges as above	226,220	240,092	258,693	265,428	277,324

Total earnings, as defined	$589,972	$792,914	$889,767	$890,738	$989,105

Ratio of earnings to fixed charges, as defined	2.61	3.30	3.44	3.36	3.57

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.47	3.14	3.28	3.24	3.57

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.